Concordia International Corp. Confirms That Strategic Review is Ongoing and Provides Update on its Business

OAKVILLE, ON – August 03, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today confirmed that its review of strategic alternatives is ongoing and provided an update on its business.
Concordia disclosed on April 21, 2016, that it formed a special committee of independent members of the Board of Directors of the Company to consider various strategic alternatives potentially available to the Company.
There can be no assurance that any transaction will occur. Concordia does not intend to make any additional comments at this time regarding various strategic alternatives potentially available to the Company.
The Company today also provided an update on its business.
“We remain highly confident in our business prospects going forward,” said Concordia Chairman and CEO Mark Thompson. “We have a strong team across the world who help provide patients with important medicines. The team is supported by durable company fundamentals; Concordia has no liquidity or debt issues, a strong free cash profile, and sales channels in more than 100 countries. We remain optimistic about our long-term future.”
Concordia's consolidated business consists of three operating segments:

1.	Concordia North America, which has a diversified product portfolio that focuses primarily on the United States pharmaceutical market;

2.	Orphan Drugs, which is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs;

3.	Concordia International, which is comprised of Concordia’s International segment acquired by Concordia on October 21, 2015.
To address recent reports, Concordia also confirmed today that there was one formulary change affecting two products in its North America portfolio.
CVS Health confirmed this week that Nilandron®, Concordia’s treatment for metastatic prostate cancer, and Dutoprol®, a treatment for high blood pressure, will be removed from CVS Health’s formulary.

Concordia believes this exclusion is immaterial to its business. According to IMS prescription data, CVS did not reimburse for Nilandron® at all in the past three years and has reimbursed Dutoprol® twice in 2016.

Concordia intends to provide the market with a broader update on its business on August 12, 2016 when the Company discloses its second quarter, 2016 results.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia's Orphan Drugs segment (including statements with respect to growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs), Concordia’s business prospects, Concordia’s fundamentals, the stability of Concordia's business (including with respect to its liquidity, cash profile and sales channels), the ability to pay certain debt and/or earn-out obligations of Concordia, Concordia's financial capacity to service its debt obligations in 2016, the performance of Concordia's business, Concordia’s long-term future, the impact of the exclusion of certain products from certain health formularies, consideration of strategic alternatives potentially available to the Company and the occurrence of any transaction. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks associated with developing new product indications, Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com